

March 29, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sielox, Inc.
Incoming letter dated March 29, 2010

Based on the facts presented, the Division will not object if Sielox stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the year ended December 31, 2009. In reaching this position, we note that Sielox has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Sielox will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the year ended December 31, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2010

Mail Stop 4561

Stephen E. Fox, Partner
Herrick, Feinstein LLP
2 Park Avenue
New York, New York 10016

Re: Sielox Inc.

Dear Mr. Fox:

In regard to your letter of March 29, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

HERRICK

NEW YORK
NEWARK
PRINCETON

Rule 12h-3 under the Securities Exchange Act of 1934;
Section 15(d) of the Securities Exchange Act of 1934

March 29, 2010

VIA E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Email: cfletters@sec.gov

Re: Sielox, Inc. (File No. 000-29423)

Ladies and Gentlemen:

On behalf of our client Sielox, Inc., a Delaware corporation ("Sielox"), we hereby request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission ("the "Commission") confirm that it concurs with Sielox's view that the updating of its registration statements pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), during the fiscal year ended December 31, 2009 would not preclude Sielox from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its duty to file with the Commission current and periodic reports, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Form 10-K"), required by Section 15(d) of the Exchange Act and the rules promulgated thereunder. If the Staff grants the relief sought by this letter, Sielox intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligation under Section 15(d) of the Exchange Act prior to March 31, 2010, the due date for the Form 10-K. Sielox has authorized us to make the statements set forth in this letter on its behalf. Sielox will continue to file all required periodic and current reports until it files a certification on Form 15.

Background

Sielox develops, designs and distributes a range of security solution products such as surveillance cameras, lenses, digital video recorders, high speed domes and access control systems. Sielox also develops, designs and distributes industrial vision products to observe

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repetitive production and assembly lines, thereby increasing efficiency by detecting faults in the production process.

Sielox was incorporated in February 1997 as Fairmarket, Inc. ("Fairmarket"). In September 2003, Fairmarket changed its name to Dynabazaar, Inc. ("Dynabazaar"). Effective July 31, 2007, pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of February 26, 2007, as amended, by and among Dynabazaar, L Q Corporation, Inc. ("L Q Corporation") and LQ Merger Corp. ("LMC"), LMC was merged with and into L Q Corporation, with L Q Corporation continuing as the surviving corporation and a wholly-owned subsidiary of Dynabazaar (the "Merger"). Immediately following the merger, Dynabazaar changed its name to Sielox, Inc.

Sielox is current in all of its periodic and current reports through the date of this letter. Sielox's fiscal year ends on December 31 of each year.

Sielox's common stock, par value $0.001 per share (the "Common Stock"), trades on the OTC Bulletin Board under the symbol "SLXN." As of March 22, 2010, Sielox had 35,982,295 shares of Common Stock outstanding held by 192 record stockholders. Sielox has no other outstanding class of equity securities, and has no outstanding debt securities. Sielox does have outstanding options granted under an equity incentive plan which is described further below. Such options represent the only outstanding rights to acquire Common Stock or other securities of Sielox. The Common Stock constitute the only securities of Sielox registered or required to be registered under Section 12 or subject to a reporting obligation under Section 15(d) of the Exchange Act. Sielox is not required pursuant to any agreement or obligation to submit, provide or file reports under the Exchange Act with the Commission or any other person, and Sielox will not do so on a voluntary basis or otherwise.

Sielox intends to deregister the Common Stock under Section 12(g) of the Exchange Act. Subject to the receipt of the no-action relief sought in this letter, Sielox intends to file a Form 15 with the Commission to suspend its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock under Section 12(g) is expected 90 days after Sielox files and certifies on Form 15 that each class of securities is held of record by fewer than 300 persons. However, under Rule 12g-4(b), Sielox's duty to file any reports under Section 13(a) of the Exchange Act solely because of the registration of the Common Stock under Section 12(g) of the Exchange Act will be suspended immediately upon Sielox's filing of the certification on Form 15. In addition, pursuant to Rule 12h-3, Sielox intends to suspend its duty to file reports under Section 15(d) of the Exchange Act. In the event that the number of holders of record of Common Stock ever exceeds 300, Sielox will recommence filing reports under Section 15(d) of the Exchange Act.

Registration Statements

Sielox has on file with the Commission the following registration statements under the Securities Act:

- *Form S-8 (File No. 333-32598).* This registration statement registered the offer and sale of 500,000 shares of Common Stock in connection with Fairmarket's Employee Stock Purchase Plan. This registration statement became effective automatically upon its initial filing on March 15, 2000.
- *Form S-8 (File No. 333-39054).* This registration statement registered the offer and sale of 2,120,000 shares of Common Stock in connection with Sielox's 2000 Stock Option and Incentive Plan (the "2000 Stock Option and Incentive Plan"). This registration statement became effective automatically upon its initial filing on June 12, 2000.
- *Form S-8 (File No. 333-40182).* This registration statement registered the offer and sale of (a) 344,960 shares of Common Stock in connection with Fairmarket's 1997 Amended and Restated Stock Option Plan and (b) 3,122,350 shares of Common Stock in connection with Fairmarket's 1999 Stock Option Plan. This registration statement became effective automatically upon its initial filing on June 27, 2000.
- *Form S-8 (File No. 333-48170).* This registration statement registered the offer and sale of 1,500,000 shares of Common Stock in connection with Fairmarket's 2000 Employee Stock Option and Incentive Plan. This registration statement became effective automatically upon its initial filing on October 18, 2000.
- *Form S-8 (File No. 333-51518).* This registration statement registered the offer and sale of 100,000 shares of Common Stock in connection with Fairmarket's Non-Qualified Stock Purchase Plan for Employees of Certain Subsidiaries. This registration statement became effective automatically upon its initial filing on December 8, 2000.
- *Form S-8 (File No. 333-54808).* This registration statement registered the offer and sale of 1,154,750 shares of Common Stock in connection with Fairmarket's 2000 Employee Stock Option and Incentive Plan. This registration statement became effective automatically upon its initial filing on February 1, 2001.
- *Post Effective Amendment No. 1 on Form S-8 to Form S-4 (File No. 333-143575).* This registration statement registered the offer and sale of 1,265,920 shares of Common Stock in connection with the L Q Corporation, Inc. 1996 Equity Incentive Plan. The registration

statement on Form S-4 initially became effective on June 21, 2007 and the post-effective amendment on Form S-8 became effective automatically upon its filing on August 1, 2007.

- *Form S-3 (File No. 333-97461).* This registration statement registered the offer and sale by the selling stockholders named therein of 9,757,029 shares of Common Stock and Common Stock underlying the then outstanding Series B Preferred Stock of Fairmarket. This registration statement became effective on August 9, 2002.

The registration statements on Form S-8 and Form S-3 identified above were automatically updated in 2009 under Section 10(a)(3) of the Securities Act in connection with the filing of Sielox's Annual Report on Form 10-K for its fiscal year ended December 31, 2008. No sales were made under any of such registration statements during the fiscal year ended December 31, 2009 or the current fiscal year.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Since Sielox satisfies the requirements of Rule 12g-4(a), it is currently eligible to deregister the Common Stock under Section 12(g) of the Exchange Act.

Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraphs (c) and (d) of the rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. Sielox has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a), and the Common Stock meet the criteria set forth in Rule 12h-3(b), in that the Common Stock are held of record by less than 300 stockholders.

However, Rule 12h-3(c) of the Exchange Act provides that the suspension to file reports under Section 13(a) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. As stated above, each of the registration statements on Form S-8 and Form S-3 identified above was automatically updated under Section 10(a)(3) when Sielox filed its Annual Report on Form 10-K for the year ended December 31, 2008. As such, a literal interpretation of Rule 12h-3(c) would prevent Sielox from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b), because its latest Annual Report on Form 10-K had the technical effect of updating the registration statements described above by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). *See also* Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); and Questar Assessment, Inc. (available June 13, 2008).

Sielox respectfully submits that if the purpose of Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring Sielox to continue to report now would not further that purpose because no one has used the subject registration statements during the fiscal year ended December 31, 2009 or the current fiscal year.

On March 9, 2010, Sielox filed post-effective amendments to each of the registration statements on Form S-8 identified above to deregister any Common Stock that remained unsold. The post-effective amendments to the registration statements on Form S-8 became effective immediately upon filing. In addition, on March 25, 2010, Sielox filed a post-effective amendment to the registration statement on Form S-3 identified above to deregister any Common Stock that remained unsold, which post-effective amendment was declared effective by the Commission on March 26, 2010. Accordingly, no investors will be able to purchase securities pursuant to these registration statements; therefore, the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a small number of public stockholders are involved. *See e.g.*, PureDepth, Inc. (available March 8, 2010), Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

Sielox satisfied each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), Sielox has filed all reports required by Section 13(a) for its three most recent fiscal years and through the date of this letter for its current fiscal year; and (ii) in accordance with Rule 12h-3(b)(1)(i), Sielox has fewer than 300 stockholders of record. As of March 22, 2010, Sielox had 192 holders of record of the Common Stock.

The preparation of the Form 10-K imposes a financial burden on Sielox and involves significant management efforts, including the incurrence of costs exceeding $100,000 for this single filing, for a company which has experienced continued revenue decline and an increase in its losses. Furthermore, reductions in staffing levels and the lack of internal accounting and financial support due to cost cutting initiatives, has made it difficult for Sielox to devote necessary resources to ongoing reporting under the Exchange Act, including the preparation of its Form 10-K. Such burdens and efforts are disproportionate to the number of record holders, and disproportionate to the benefits to be derived given the limited trading activity in the Common Stock. Based on public filings, more than 35% of the Common Stock is beneficially held by three individuals and institutions. In addition, the Common Stock has historically seen low turnover, and trading activity is extremely thin. The average daily trading volume in the Common Stock during the preceding 12 months was approximately 37,000 shares. During the same period, there were 99 trading days on which there were no transactions in the Common Stock.

Furthermore, since 2000, Sielox has not utilized the capital markets to raise money through a registered primary offering. In addition, options ("Options") to purchase shares of the Common Stock pursuant to the 2000 Stock Option and Incentive Plan covered by one of the registration statements on Form S-8 identified above are currently held by 26 persons, and no securities under any of the other equity incentive or other plans referenced above are outstanding. In fact, all equity incentive and other plans of Sielox other than the 2000 Stock Option and Incentive Plan have been and continue to be suspended or terminated.

All Option holders are current officers, employees and/or directors of Sielox. All such Options are currently set at exercise prices that are significantly higher than the price at which the Common Stock is currently trading, and no Options have been exercised during the three years ended December 31, 2009. Notwithstanding the termination of the registration statements on Form S-8 identified above, the holders of Options will not be disadvantaged by the absence of the Form 10-K or any other periodic report under the Exchange Act because, as Sielox's officers, employees and directors, they have access to information about Sielox, and have the ability to ask questions of executive officers prior to making a decision to exercise any Options. Furthermore, Sielox has informed us that it intends to continue to post on its website reviewed but unaudited annual and quarterly financial information. It is our view that the benefit to those few persons holding Options under the 2000 Stock Option and Incentive Plan is outweighed by the excessive cost to Sielox of being required to file the Form 10-K or any other reports. In this instance, there is very little benefit to the investing public to be had by requiring Sielox to file the Form 10-K under the Exchange Act. Conversely, Sielox would incur substantial time and expense preparing the Form 10-K, as described above. The policy rationale underlying Rule 12h-3(c) is not applicable to Sielox's effective registration statements. It has complied with its reporting obligations under the Exchange Act and, in doing so, has complied with its undertakings to keep its effective registration statements current. We note that the Staff has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008); and Planet Technologies, Inc. (available February 7, 2008).

In Sielox's circumstances, the financial burdens of filing the Form 10-K are disproportionate to any benefits. Sielox publicly reported losses for the 2008 fiscal year and for each of the first three quarters of the 2009 fiscal year, and Sielox has instituted broad cost reduction measures in an effort to increase its profitability. It will also make its financial information available on its website, including for the fiscal year ended December 31, 2009. Sielox believes that the funds spent to prepare and file the Form 10-K and otherwise ensure compliance with Commission regulations could be used more effectively by returning them to stockholders in the form of corporate earnings or by investing them in internal projects intended to increase stockholder returns. Under the circumstances, the costs associated with preparing and filing the Form 10-K are unnecessary and excessively burdensome, particularly in light of the limited benefits Sielox's stockholders and the investing public are likely to receive through its filing.

Once Sielox terminates its reporting status, Rule 701 under the Securities Act will permit it to offer and sell securities pursuant to the 2000 Stock Option and Incentive Plan or any other equity incentive plan it may adopt, in compliance with Rule 701. *See* New City Communications, Inc. (available October 7, 1988). Sielox has informed us that after the filing of the Form 15, issuance of securities pursuant to all of such equity incentive plans will comply with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The 2000 Stock Option and Incentive Plan satisfies the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15 certification, Sielox will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act, as provided by Rule 701(g). Therefore, shares acquired upon the exercise of such securities may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See e.g.*, Planet Technologies, Inc. (available February 7, 2008).

Conclusion

For the foregoing reasons, we respectfully request that the Staff issue a no-action letter advising us that the Staff concurs with Sielox's view that the updating of its registration statements on Form S-8 and Form S-3 identified above pursuant to Securities Act Section 10(a)(3) during the fiscal year ended December 31, 2009 will not preclude it from using Rule 12h-3 under the Exchange Act to suspend its duty to file with the Commission current and periodic reports, including the Form 10-K, required by Section 15(d) of the Exchange Act and the rules promulgated thereunder, with respect to the fiscal year in which Sielox's registration statements were required to be updated pursuant to Section 10(a)(3) of the Securities Act.

If the Staff grants the relief sought by this letter, Sielox intends to file a Form 15 pursuant to Rule 12h-3 to discontinue its reporting obligation under Section 15(d) of the Exchange Act prior to March 31, 2010.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff before it issues a written response to this letter. In accordance with footnote 68 of SEC Release No. 33-7427 (July 1, 1997), we are transmitting a copy of this letter by electronic mail.

If you have any questions or require additional information, please contact the undersigned or, if the undersigned is unavailable, Louis Goldberg at lgoldberg@herrick.com or (212) 592-1498.

Very truly yours,



Stephen E. Fox
Partner
Herrick, Feinstein LLP

Direct Phone Number: (212) 592-5924
Direct Fax Number: (212) 545-3476
sfox@herrick.com

cc: Sielox, Inc.